

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

26 February 2010

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


10015400

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

dw 3/23


RECEIVED
2010 MAR 19 A 7:25

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	26 February 2010	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	31,875	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	4,723,424
		After change	4,691,549
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.26%
		After change	0.26%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$132,139.63	

Kwong Sook May
Company Secretary

February 26, 2010



NOTICE OF BOOK CLOSURE DATE FOR DIVIDEND *

** Asterisks denote mandatory information*

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	25-Feb-2010 17:13:50
Announcement No.	00102

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Corporate Action details (e.g. Rights ratio, dividend ratio, tax rate, etc) *	final tax exempt 1-Tier dividend of 15.0 cents per ordinary share
Record Date *	28-04-2010
Record Time *	17:00
Date Paid/Payable (if applicable)	12-05-2010
Footnotes	The proposed final tax exempt 1-Tier dividend of 15.0 cents per ordinary share, if approved at the AGM to be held on April 22, 2010, will be paid on May 12, 2010. Notice is hereby given that the Register of Members and Share Transfer Books of the Company will be closed on April 29, 2010. Duly completed transfers of shares received by the Company's Share Registrar, M&C Services Private Limited at 138 Robinson Road #17-00 The Corporate Office, Singapore 068906, up to 5.00 p.m. on April 28, 2010 will be registered to determine shareholders' entitlements to the proposed dividend.

Attachments	Total size = **0** (2048K size limit recommended)





Co Regn No: 199802418D

Sembcorp Industries appoints Mr Ang Kong Hua as a Director

Singapore, February 25, 2010 Sembcorp Industries is pleased to announce the appointment of Mr Ang Kong Hua as independent director with effect from February 26, 2010. He is also appointed a member of Sembcorp's Executive Committee, Executive Resource & Compensation Committee and Nominating Committee.

Currently, Mr Ang is Executive Director of NSL Ltd in which he had served as Chief Executive Officer of NSL Ltd for 28 years. In addition, Mr Ang also serves on the board of the Government of Singapore Investment Corporation and DBS Bank.

Mr Ang holds a BSc (2nd Upper Honours) degree in Economics from the University of Hull, United Kingdom.

For further details on Mr Ang's particulars, please refer to the company's separate release set out in accordance with the SGXNet Template on "Appointment of Independent Director".

By Order of the Board

Ms Kwong Sook May
Company Secretary



ANNOUNCEMENT OF APPOINTMENT OF INDEPENDENT DIRECTOR *

** Asterisks denote mandatory information*

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	25-Feb-2010 17:11:25
Announcement No.	00098

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Date of Appointment *	26-02-2010
Name of Person*	Ang Kong Hua
Age *	66
Country of principal residence *	Singapore
The Board's comments on this appointment (including rationale, selection criteria, and the search and nomination process) *	-
Whether appointment is executive, and if so, the area of responsibility *	Non-Executive Director
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.)	Director
Working experience and occupation(s) during the past 10 years *	Executive Director, NSL Ltd (1981 to current)
Shareholding * in the listed issuer and its subsidiaries *	Nil
Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	Nil
Conflict of interests (including any competing business) *	Nil

>> OTHER DIRECTORSHIP#

 # These fields are not applicable for announcements of appointments pursuant to Listing Rule 704(9)

Past (for the last 5 years)	Director, Neptune Orient Lines Ltd Director, K1 Ventures Ltd Director, Yantai Raffles Shipyard Limited

Present	Executive Director, NSL Ltd Director, Bangkok Synthetics Co., Ltd Director, Lieng Chung Corporation (Kowloon) Ltd Director, Government of Singapore Investment Corporation Private Limited Director, GIC Special Investments Private Limited Director, DBS Bank Ltd Director, DBS Group Holdings Ltd Director, Foamtec International Co Ltd Director, Action Precision Holdings Limited

>> INFORMATION REQUIRED PERSUANT TO LISTING RULE 704(7)(H)

Disclose the following matters concerning an appointment of director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a)*	Whether at any time during the last 10 years, an application or a petition under any bankruptcy law of any jurisdiction was filed against him or against a partnership of which he was a partner at the time when he was a partner or at any time within 2 years from the date he ceased to be a partner?	• No
(b) *	Whether at any time during the last 10 years, an application or a petition under any law of any jurisdiction was filed against an entity (not being a partnership) of which he was a director or an equivalent person or a key executive, at the time when he was a director or an equivalent person or a key executive of that entity or at any time within 2 years from the date he ceased to be a director or an equivalent person or a key executive of that entity, for the winding up or dissolution of that entity or, where that entity is the trustee of a business trust, that business trust, on the ground of insolvency?	• No
(c)*	Whether there is any unsatisfied judgment against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such purpose?	• No
(e)*	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such breach?	• No
(f)*	Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings of which he is aware) involving an allegation of fraud, misrepresentation or	• No

dishonesty on his part?

(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any entity or business trust?	• No
(h) *	Whether he has ever been disqualified from acting as a director or an equivalent person of any entity (including the trustee of a business trust), or from taking part directly or indirectly in the management of any entity or business trust?	• No
(i)*	Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j)	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :-	
(i)*	any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or	• No
(ii)*	any entity (not being a corporation) which has been investigated for a breach of any law or regulatory requirement governing such entities in Singapore or elsewhere; or	• No
(iii)*	any business trust which has been investigated for a breach of any law or regulatory requirement governing business trusts in Singapore or elsewhere; or	• No
(iv)*	any entity or business trust which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,	• No
	in connection with any matter occurring or arising during that period when he was so concerned with the entity or business trust?	
(k)*	Whether he has been the subject of any current or past investigation or disciplinary proceedings, or has been reprimanded or issued any warning, by the Monetary Authority of Singapore or any other regulatory authority, exchange, professional body or government agency, whether in Singapore or elsewhere?	• No

>> INFORMATION REQUIRED PERSUANT TO LISTING RULE 704(7)(I)

Disclosure applicable to the appointment of Director only.

Any prior experience as a director of a listed company?	• Yes
If yes, please provide details of prior experience.	Director of the following listed companies:- NSL Ltd - 1981 DBS Group Holdings Ltd - 2005 K1 Ventures Ltd (2000-2007)

Singapore Telecommunications Ltd (2001-2003)
Neptune Orient Lines Ltd (2003-2008)
Yantai Raffles Shipyard Ltd (2006-2010)

Footnotes	
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FULL YEAR RESULTS * FINANCIAL STATEMENT AND RELATED ANNOUNCEMENT

** Asterisks denote mandatory information*

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	25-Feb-2010 17:07:07
Announcement No.	00085

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

For the Financial Period Ended *	31-12-2009
Description	

Attachments	SCI_FY09_SGXNet.pdf SCI_FY09_ResultsSlides.pdf SCI_FY09_PressRelease.pdf Total size = **1366K** (2048K size limit recommended)


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PRESS RELEASE

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

SEMBCORP DELIVERS STRONG PROFIT GROWTH IN 2009

- **4Q2009 PATMI grows 157% to S$259.0 million**
- **FY2009 PATMI up 35% to S$682.7 million**

SINGAPORE, February 25, 2009 – Sembcorp Industries (Sembcorp) reported a 157% growth in profit after tax and minority interest (PATMI) for the fourth quarter of 2009 (4Q2009). In 4Q2009, Group PATMI was S$259.0 million compared to S$100.8 million in 4Q2008, while turnover was S$2.4 billion compared to S$2.7 billion in 4Q2008. For the full year ended December 31, 2009 (FY2009), Group PATMI grew 35% from S$507.1 million to S$682.7 million, while turnover stood at S$9.6 billion. Sembcorp's return on equity was a healthy 23%, while cash and cash equivalents stood at a strong S$2.6 billion.

In FY2009, Marine's contribution to Group PATMI grew 48% from S$290.6 million to S$430.2 million, while Utilities' FY2009 PATMI increased 6% from S$200.3 million to S$211.3 million. Contributions from overseas operations now comprise 39% of Utilities' PATMI, with earnings from Vietnam, China and the UAE growing 143% to S$38.8 million during the full year period.

Mr Tang Kin Fei, Group President & CEO of Sembcorp Industries, said: "In 2009, Sembcorp delivered strong profit growth despite the very difficult global economic environment. This good performance demonstrates the strength of our strategy and solid fundamentals of our businesses. During the year, we also took significant steps to position ourselves for the future, expanding our businesses into new markets and embarking on strategic initiatives that will give Sembcorp a solid competitive advantage over the long term. These include a US$1 billion independent water and power plant project in Oman and Marine's new yard facility in Singapore."

2009 Dividend

The Board of Directors is pleased to propose a final tax exempt one-tier dividend of 15.0 cents per ordinary share for 2009. If approved by shareholders, this will be paid on May 12, 2010.



FY2010 Outlook

The pace of global economic recovery in 2010 is likely to be muted. Notwithstanding this, Sembcorp remains committed to delivering a credible operating performance and satisfactory earnings.

Highlights from Sembcorp's FY2009 Financial Results

- Turnover of S$9.6 billion, down 4%
- PATMI of S$682.7 million, up 35%
- ROE at 23.1%
- EVA at S$770.5 million
- Strong balance sheet and cash flow
  - Net cash
  - Operating cash flow (before changes in working capital) of S$1.4 billion
- Proposing final tax exempt one-tier dividend of 15.0 cents per ordinary share, up 36%

– END –

For media and analysts' queries please contact:

Ng Lay San (Ms)
Vice President
Group Corporate Relations
DID: +65 6723 3150
Email: ng.laysan@sembcorp.com

Fock Siu Ling (Ms)
PR Counsel
Group Corporate Relations
DID: +65 6723 3152
Email: fock.siuling@sembcorp.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries is a leading energy, water and marine group. With facilities with over 3,800 megawatts of power capacity and over 4 million cubic metres of water per day in operation and under development, Sembcorp is a trusted provider of essential energy and water solutions to customers in Singapore, China, Vietnam, the United Kingdom, the UAE and Oman. In addition, it is a world leader in marine & offshore engineering, as well as an established provider of environmental services and developer of integrated townships and industrial parks in the region. Sembcorp Industries has total assets of over S$9 billion and employs more than 6,900 employees. Listed on the main board of the Singapore Exchange, it is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors: Following a company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brand name in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.



SEMBCORP INDUSTRIES LTD
Registration Number: 199802418D

FOURTH QUARTER AND FULL YEAR ENDED DECEMBER 31, 2009 FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

TABLE OF CONTENTS

SEMBCORP INDUSTRIES LTD

UNAUDITED RESULTS FOR THE FOURTH QUARTER AND FULL YEAR ENDED DECEMBER 31, 2009

The Board of Directors of Sembcorp Industries Ltd wishes to announce the following unaudited results of the Group for the fourth quarter and full year ended December 31, 2009.

1. GROUP INCOME STATEMENT

	Note	GROUP 4Q09 $'000	GROUP 4Q08 $'000	+ / (-) %	GROUP FY09 $'000	GROUP FY08 $'000	+ / (-) %
Turnover	2a	**2,416,974**	**2,693,635**	**(10.3)**	**9,572,408**	**9,928,413**	**(3.6)**
Cost of sales	2a	(1,878,391)	(2,353,785)	(20.2)	(8,222,294)	(8,896,422)	(7.6)
Gross profit	2a	**538,583**	**339,850**	**58.5**	**1,350,114**	**1,031,991**	**30.8**
General & administrative expenses	2b	(104,285)	(68,875)	51.4	(295,063)	(264,599)	11.5
Operating profit		**434,298**	**270,975**	**60.3**	**1,055,051**	**767,392**	**37.5**
Non-operating income (net)	2c	54,108	(30,521)	NM	94,877	56,613	67.6
Finance costs	2d	(9,767)	(7,585)	28.8	(41,186)	(44,407)	(7.3)
Share of results (net of tax) of:							
- Associates	2e	(82)	(24,733)	(99.7)	43,629	80,872	(46.1)
- Joint ventures	2f	19,587	13,058	50.0	65,913	45,224	45.7
Profit before income tax expense		**498,144**	**221,194**	**125.2**	**1,218,284**	**905,694**	**34.5**
Income tax expense	2g	(89,005)	(30,896)	188.1	(202,981)	(130,951)	55.0
Profit for the period / year before exceptional items		**409,139**	**190,298**	**115.0**	**1,015,303**	**774,743**	**31.1**
Exceptional items	2h	-	(43,749)	(100.0)	-	(43,749)	(100.0)
Profit for the period / year		**409,139**	**146,549**	**179.2**	**1,015,303**	**730,994**	**38.9**
Attributable to:							
Shareholders of the Company							
Profit before exceptional items		258,983	127,773	102.7	682,664	533,989	27.8
Exceptional items	2h	-	(26,928)	(100.0)	-	(26,928)	(100.0)
Profit attributable to shareholders of the Company		**258,983**	**100,845**	**156.8**	**682,664**	**507,061**	**34.6**
Minority interests		150,156	45,704	228.5	332,639	223,933	48.5
		409,139	**146,549**	**179.2**	**1,015,303**	**730,994**	**38.9**
Earnings per ordinary shares (cents)	2i						
Before exceptional items							
- basic		14.55	7.19	102.4	38.37	30.02	27.8
- diluted		14.44	7.14	102.2	38.10	29.77	28.0
After exceptional items							
- basic		14.55	5.67	156.6	38.37	28.50	34.6
- diluted		14.44	5.64	156.0	38.10	28.27	34.8
Economic Value Added	2j	**372,799**	**111,858**	**233.3**	**770,476**	**510,658**	**50.9**

NM - Not Meaningful

2. Notes to Consolidated Income Statement

2a. Turnover, Cost of Sales

		GROUP			GROUP		
		4Q09	4Q08	+ / (-)	FY09	FY08	+ / (-)
		$'000	$'000	%	$'000	$'000	%
Turnover		2,416,974	2,693,635	(10.3)	9,572,408	9,928,413	(3.6)
Cost of sales		(1,878,391)	(2,353,785)	(20.2)	(8,222,294)	(8,896,422)	(7.6)
Gross profit		538,583	339,850	58.5	1,350,114	1,031,991	30.8
Included in Cost of sales:-							
Depreciation and amortisation	(i)	(50,910)	(43,962)	15.8	(183,215)	(180,949)	1.3
Allowance made for impairment losses - property, plant and equipment	(ii)	(4,703)	58	NM	(4,736)	(7,807)	(39.3)
Property, plant and equipment written off		(1,218)	-	NM	(2,937)	-	NM

Group turnover – refer to Page 15, note 11.

Group gross profit increased by 59% and 31% in 4Q09 and FY09 respectively. The better gross profit was mainly contributed by Marine. Marine's record gross profit in 4Q 2009 and FY 2009 was primarily due to higher margins from rig building projects arising from combination of operational efficiency, execution of projects ahead of schedule and resumption of margin recognition for some of the projects.

(i) Higher depreciation charge in 4Q09 was due to new projects completed in 4Q09.
(ii) The impairment charges made for part of plant and machinery was mainly due to reconfiguration of our Environment business.

2b. General & administrative expenses

		GROUP			GROUP		
		4Q09	4Q08	+ / (-)	FY09	FY08	+ / (-)
		$'000	$'000	%	$'000	$'000	%
General & administrative expenses		(104,285)	(68,875)	51.4	(295,063)	(264,599)	11.5
Included in general & administrative expenses: -							
Depreciation and amortisation	(i)	(4,249)	(3,390)	25.3	(16,488)	(14,120)	16.8
Write-back of / (Allowance for) doubtful debts and bad debts	(ii)	5,920	(3,953)	NM	(450)	(1,528)	(70.5)
Allowance made for impairment losses							
- property, plant and equipment	(iii)	(5,950)	-	NM	(9,164)	(69)	NM
- interests in other investment	(iv)	(5,670)	(486)	NM	(13,206)	(486)	NM
Property, plant and equipment written off	(v)	(2,086)	(894)	133.3	(3,154)	(917)	243.9

General and administrative expenses ("G&A") expenses increased by 51% and 12% in 4Q09 and FY09 respectively mainly due to higher personnel related costs from Marine.

(i) Higher depreciation charge in 4Q09 and FY09 mainly arose from Marine.
(ii) Write-back of doubtful debts in 4Q09 relates to recovery of loan and receivables by Industrial Parks. 4Q08 included specific allowance made for doubtful debts mainly by Marine. FY09 included a provision made for a UK customer placed under administration.

2 Notes to Consolidated Income Statement (Cont'd)

2b. General & administrative expenses (Cont'd)

(iii) Higher 4Q09 impairment made to fixed assets mainly by Marine. FY09 included fixed assets impaired by Marine and Utilities' China operations.
(iv) 4Q09 and FY09 included impairment made to investments by Marine.
(v) 4Q09 and FY09 included property, plant and equipment written off mainly by Marine.

2c. Non-operating income

		GROUP			GROUP		
		4Q09	4Q08	+ / (-)	FY09	FY08	+ / (-)
		$'000	$'000	%	$'000	$'000	%
Non-operating income		54,108	(30,521)	NM	94,877	56,613	67.6
Included in non-operating income: -							
Dividend income		3	506	(99.4)	8,379	9,771	(14.2)
Gain on disposal of investments	(i)	1,900	4,516	(57.9)	3,853	5,052	(23.7)
Other income	(ii)	23,341	8,736	167.2	52,045	51,486	1.1
Interest income	(iii)	24,087	9,762	146.7	33,974	35,772	(5.0)
Changes in fair value of financial instruments	(iv)	1,002	(28,040)	NM	2,475	(37,935)	NM
Foreign exchange gain / (loss)	(v)	1,281	(24,958)	NM	(2,494)	(19,564)	(87.3)
Gain on sale of property, plant & equipment and investment properties	(vi)	2,959	245	NM	1,794	18,393	(90.2)

(i) 4Q09 and FY09 included a gain on divestment of certain Environment's businesses. A gain on disposal of an overseas investment was made by Industrial Parks in 4Q08 and FY08.
(ii) Other income included scrap sale, sale of strategic diesel and other non-operating income. Gains on sale of strategic diesel were recorded in 2Q08, 1Q09 and 4Q09.
(iii) Higher interest income in 4Q09 was attributable mainly to interest received for deferred payment granted to Marine's customers.
(iv) 4Q09 and FY09 included fair value adjustments of foreign currency forward contracts.
(v) Exchange gain in 4Q09 and exchange loss in FY09 arose mainly from Marine and Utilities' Singapore operations arising from the revaluation of United States dollar against Singapore dollar.
(vi) 4Q09 included gain on sale of fixed assets by Utilities' UK operations. FY08 included gain from the transfer of transmission and distribution pipeline assets to PowerGas Ltd.

2d. Finance Costs

In 4Q09, finance costs was higher mainly due to higher average borrowings. However, finance costs was lower in FY09 mainly due to lower borrowing balances from Marine.

2e. Share of results (net of tax) of Associates

Share of results of associates improved in 4Q09 compared to 4Q08, mainly due to improved performance in Cosco Shipyard Group Co. Ltd and higher earnings by Utilities' operations in the UAE.

The Group recorded lower results from associates in FY09, mainly due to substantially lower contribution from Cosco Shipyard Group Co. Ltd. partially offset by better performance from Utilities' operations in the UAE.

2. Notes to Consolidated Income Statement (Cont'd)

2f. Share of results (net of tax) of Joint Ventures

Share of results of joint ventures increased in 4Q09 and FY09, mainly due to better performance from our operations in Vietnam. Our joint ventures in China also performed better in FY09.

2g. Income Tax expense

	GROUP			GROUP		
	4Q09 $'000	4Q08 $'000	+ / (-) %	FY09 $'000	FY08 $'000	+ / (-) %
Income tax						
- Net (under) / write-back of an over provision of tax in respect of prior years	(5,516)	5,982	NM	(6,154)	13,255	NM
- Group Tax Relief	5,242	7,824	(33.0)	5,926	10,145	(41.6)
Deferred tax						
- Write-back of provision for deferred tax due to reduction in corporate tax rate from 18% to 17%	-	-	-	8,681	-	NM

2h. Exceptional Items

	GROUP			GROUP		
	4Q09 $'000	4Q08 $'000	+ / (-) %	FY09 $'000	FY08 $'000	+ / (-) %
Foreign exchange losses arising from settlement of unauthorised forex transactions in Marine	-	(43,749)	(100.0)	-	(43,749)	(100.0)
Less : Minority interests	-	16,821	(100.0)	-	16,821	(100.0)
	-	(26,928)	(100.0)	-	(26,928)	(100.0)

2i. Earnings per ordinary share

	Group			Group		
Earnings per ordinary share of the Group based on net profit attributable to the shareholders of the Company:	4Q09	4Q08	+ / (-) %	FY09	FY08	+ / (-) %
(i) Based on the weighted average number of shares (in cents)						
(a) Before exceptional items	14.55	7.19	102.4	38.37	30.02	27.8
(b) After exceptional items	14.55	5.67	156.6	38.37	28.50	34.6
- Weighted average number of shares (in million)	1,780.0	1,776.9	0.2	1,779.1	1,778.9	-
(ii) On a fully diluted basis (in cents)						
(a) Before exceptional items	14.44	7.14	102.2	38.10	29.77	28.0
(b) After exceptional items	14.44	5.64	156.0	38.10	28.27	34.8
- Adjusted weighted average number of shares (in million)	1,794.1	1,788.8	0.3	1,791.6	1,793.8	(0.1)

2j. Economic Value Added

Higher Economic Value Added ("EVA") was generated in 4Q09 and FY09 mainly due to higher net operating profit after tax ("NOPAT") arising from increase in operating profits.

2. Notes to Consolidated Income Statement (Cont'd)

2k. Breakdown of sales

		GROUP		
		FY09 $'000	FY08 $'000	+ / (-) %
	First Half Year			
(i)	Sales reported	4,578,088	4,733,411	(3%)
(ii)	Profit after tax before deducting minority interests reported	393,500	366,007	8%
	Second Half Year			
(iii)	Sales reported	4,994,320	5,195,002	(4%)
(iv)	Profit after tax before deducting minority interests reported	621,803	364,987	70%

3. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	GROUP		GROUP	
	4Q09 $'000	4Q08 $'000	FY09 $'000	FY08 $'000
Profit for the period / year	**409,139**	**146,549**	**1,015,303**	**730,994**
Translation adjustments	(33,187)	(71,449)	(10,562)	(84,439)
Share of other comprehensive income / (expense) of associates and joint venture companies	2,529	(71,280)	68,699	(76,585)
Exchange differences on hedge of net investment in a foreign operation	-	-	(1,744)	-
Exchange differences on monetary items forming part of net investment in foreign operation	(2,145)	-	(2,145)	-
Net fair value changes of cash flow hedges	20,154	(84,017)	127,624	(161,519)
Net fair value changes of cash flow hedges transferred to initial carrying value of hedged items	(59)	-	(22)	-
Net fair value changes of cash flow hedges transferred to the income statement	(7,077)	25,499	21,396	(16,270)
Net fair value changes of available-for-sale financial assets	(1,486)	(59,961)	20,534	(452,965)
Net fair value changes of available-for-sale financial assets transferred to the income statement	5,670	-	13,210	(725)
Other comprehensive (expense) / income for the period / year	(15,601)	(261,208)	236,990	(792,503)
Total comprehensive income / (expense) for the period / year	**393,538**	**(114,659)**	**1,252,293**	**(61,509)**
Attributable to:				
Shareholders of the Company	251,468	(132,041)	894,315	(94,197)
Minority interest	142,070	17,382	357,978	32,688
Total comprehensive income / (expense) for the period / year	**393,538**	**(114,659)**	**1,252,293**	**(61,509)**

4. BALANCE SHEETS

	GROUP		COMPANY	
	As at 31/12/2009 $'000	As at 31/12/2008 $'000	As at 31/12/2009 $'000	As at 31/12/2008 $'000
Equity attributable to shareholders of the Company:-				
Share capital	554,037	554,037	554,037	554,037
Surplus / (Deficit) in other reserves	203,569	(42,381)	(831)	(12,111)
Accumulated profits	2,562,352	2,082,541	1,026,088	879,454
	3,319,958	2,594,197	1,579,294	1,421,380
Minority interests	915,577	670,660	-	-
Total equity	4,235,535	3,264,857	1,579,294	1,421,380
Non-current assets				
Property, plant and equipment	2,694,076	2,498,577	482,675	485,403
Investment properties	26,603	25,959	-	-
Investments in subsidiaries	-	-	1,435,506	1,486,570
Interests in associates	618,829	564,388	-	-
Interests in joint ventures	311,721	280,816	-	-
Other financial assets	193,924	146,080	-	-
Long-term receivables and prepayments	349,554	231,401	821	940
Intangible assets	114,239	114,771	19,036	19,036
Deferred tax assets	27,525	35,217	-	-
	4,336,471	3,897,209	1,938,038	1,991,949
Current assets				
Inventories and work-in-progress	1,415,255	949,846	9,335	9,353
Trade and other receivables	980,483	1,219,101	251,840	217,379
Assets held for sale	657	-	-	-
Bank balances, fixed deposits and cash	2,597,512	2,400,954	261,367	45,541
	4,993,907	4,569,901	522,542	272,273
Current liabilities				
Trade and other payables	2,444,545	2,621,434	153,129	316,534
Excess of progress billings over work-in-progress	717,409	975,033	-	-
Provisions	105,956	63,753	12,878	12,675
Current tax payable	380,598	249,882	-	-
Interest-bearing borrowings	284,372	285,768	83	-
	3,932,880	4,195,870	166,090	329,209
Net current assets / (liabilities)	1,061,027	374,031	356,452	(56,936)
	5,397,498	4,271,240	2,294,490	1,935,013
Non-current liabilities				
Deferred tax liabilities	315,505	271,960	56,848	50,671
Provisions	9,392	10,254	500	500
Retirement benefit obligations	12,516	13,552	-	-
Interest-bearing borrowings	595,417	522,550	339	-
Other long-term liabilities	229,133	188,067	657,509	462,462
	1,161,963	1,006,383	715,196	513,633
	4,235,535	3,264,857	1,579,294	1,421,380

Notes to Group Balance Sheets:

4a. Net asset value

	Group		Company	
	31/12/2009	31/12/2008	31/12/2009	31/12/2008
Net asset value per ordinary share based on issued share capital at the end of the financial year (in $)	1.86	1.46	0.89	0.80
Net tangible asset value per ordinary share based on issued share capital at the end of the financial year (in $)	1.80	1.39	0.88	0.79

4b. Changes in the Company's share capital

Issued and paid up capital

As at December 31, 2009, the Company's issued and paid up capital excluding treasury shares comprises 1,780,228,866 (December 2008: 1,776,973,673) ordinary shares.

Share Options

During 4Q09, the Company issued 441,000 ordinary shares for cash upon the exercise of the options under the Company's Share Option Plan ("SOP") by way of re-issuance of treasury shares (4Q08: 58,751 ordinary shares by way of issuance of treasury shares).

As at December 31, 2009, there were 7,717,411 (December 2008: 10,533,580) unissued ordinary shares under options granted to eligible employees and directors under the Company's SOP.

Performance Shares

During 4Q09, there was no performance share granted conditionally (4Q08: nil) under the Performance Share Plan ("PSP").

The total number of performance shares in awards granted conditionally and representing 100% of targets to be achieved, but not released as at end 2009, was 2,640,862 (2008: 2,740,764). Based on the multiplying factor, the actual release of the awards could range from zero to a maximum of 3,961,293 (2008: 4,111,146) performance shares.

Restricted Stocks

During 4Q09, no restricted stocks were granted conditionally (4Q08: nil) under the Restricted Share Plan ("RSP"). No restricted stocks (4Q08: 12,626) were vested and 19,641 (4Q08: 95,234) restricted stocks lapsed.

The total number of restricted shares outstanding, including awards achieved but not released, as at end 2009, was 5,038,846 (2008: 4,629,589). Of this, the total number of restricted stocks in awards granted conditionally and representing 100% of targets to be achieved, but not released was 4,077,962 (2008: 3,900,597). Based on the multiplying factor, the actual release of the conditional awards could range from zero to a maximum of 6,116,943 (2008: 5,491,236) restricted stocks.

Treasury shares

In 4Q09, the Company re-issued 441,000 (4Q08: 71,377) treasury shares pursuant to the SOP.

As at December 31, 2009, 5,122,674 (December 2008: 8,377,867) treasury shares were held that may be re-issued upon the exercise of options under the SOP and upon the vesting of performance shares and restricted stocks under the PSP and RSP respectively.

Notes to Group Balance Sheets (cont'd)

4c. Borrowings and debt securities

	As at 31/12/2009 $'000	As at 31/12/2008 $'000
Amount repayable:		
(i) In one year or less, or on demand		
Secured	56,554	81,750
Unsecured	230,036	205,401
	286,590	287,151
(ii) After one year		
Secured	259,523	319,740
Unsecured	421,584	210,461
	681,107	530,201
Total	967,697	817,352

(iii) The secured loans are collaterised by the following assets' net book value:-

	As at 31/12/2009 $'000	As at 31/12/2008 $'000
Property, plant and equipment, capital work-in-progress and investment properties	1,044,423	925,180

(iv) Gearing Ratios

	As at 31/12/2009	As at 31/12/2008
Gross Gearing (times)	0.23	0.25
Net Gearing (times)	Net cash	Net cash

4d. Explanatory Notes to Balance Sheets

(i) Group

Equity

The increase in "Other reserves" was mainly due to (i) fair value gain on foreign currency forward and fuel oil swap contracts, (ii) fair value gain on Cosco Corporation (S) Ltd ("Cosco") shares held by Marine as well as (iii) the reversal of fair value loss residing in the share of reserves of associates following the repayment of the equity bridging loan ("EBL") by Emirates Sembcorp Water & Power Company ("ESWPC") in February 2009.

Non-current assets

"Interests in Associates and Joint Ventures" were higher because of increased investments in associates in the UAE and Australia, a new investment in China and the Group's share of profits made by the associates and joint ventures during the year. Increase in "Other financial assets" was mainly due to fair value adjustments for Cosco shares held by Marine. Increase in "Long-term receivables and prepayments" pertained mainly to the Changi NEWater plant constructed in a service concession arrangement and a long-term loan due from an associated company.

4d. Explanatory Notes to Balance Sheets (cont'd)

(i) Group (cont'd)

Net current assets
"Inventories and work-in-progress" increased and "Excess of progress billings over work-in-progress" decreased significantly mainly due to increase in rig building, offshore and conversion projects.

"Trade and other receivables" and "Trade and other payables" were lower due to timing of receipts and payments respectively.

Increase in "Provisions" was mainly due to higher specific provisions for warranty and claims.

(ii) Company

Net current assets
"Bank balances, fixed deposits and cash" increased mainly due to more dividends received from a listed subsidiary and capital reduction in a subsidiary. The decrease in "Trade and other payables" relates to repayment of amount due to the Group's wholly owned treasury subsidiary, Sembcorp Financial Services Pte Ltd ("SFS").

Non-current liabilities
Increase in "Other long-term liabilities" related to amount due to SFS.

5. CONSOLIDATED STATEMENT OF CASH FLOWS

	Note	GROUP 4Q09 $'000	GROUP 4Q08 $'000	GROUP FY09 $'000	GROUP FY08 $'000
Cash flows from Operating Activities					
Profit for the period / year		409,139	146,549	1,015,303	730,994
Adjustments for :					
Dividend and interest income		(24,090)	(10,268)	(42,353)	(45,543)
Finance costs		9,767	7,585	41,186	44,407
Depreciation and amortisation		55,159	47,352	199,703	195,069
Share of results of associates and joint ventures		(19,505)	11,675	(109,542)	(126,096)
Gain on disposal of property, plant and equipment & investment properties		(2,959)	(245)	(1,794)	(18,393)
(Gain) / loss on disposal of other financial assets (net)		(1,900)	39,233	(3,853)	38,697
Allowance (written back) / made for doubtful debts and bad debts written off (net)		(5,920)	3,953	450	1,528
Allowance (written back) / made for stock obsolescence and inventories written off		(191)	1,614	430	2,465
Changes in fair value of financial instruments		(1,002)	28,040	(2,475)	37,935
Share-based expenses		14,501	6,060	27,996	31,253
Allowance made for impairment in value of assets and assets written off (net)		19,707	2,926	33,239	10,883
Negative goodwill		-	-	(298)	-
Income tax expenses		89,005	30,896	202,981	130,951
Operating profit before working capital changes		541,711	315,370	1,360,973	1,034,150
Changes in working capital:					
Inventories and work-in-progress		(324,066)	(47,766)	(723,148)	1,114,381
Receivables		527,949	708,118	163,778	6,803
Payables		(219,458)	(658,228)	163,052	195,370
		526,136	317,494	964,655	2,350,704
Net payment to banks for unauthorised transactions		-	(43,749)	-	(43,749)
Income tax (paid) / received		(21,701)	269	(31,882)	(45,546)
Net cash inflow from operating activities		504,435	274,014	932,773	2,261,409
Cash flows from Investing Activities					
Dividends and interests received		62,358	61,157	98,871	120,720
Cash flows on sale of subsidiaries, net of cash disposed	5a	-	2,343	14	2,124
Proceeds from sale of associates and joint ventures		-	-	3,628	1,818
Proceeds from sale of investments		11,076	5,528	12,722	8,892
Proceeds from sale of property, plant and equipment		6,173	1,171	10,179	93,279
Proceeds from sale of investment properties		-	317	-	317
Proceeds from sale of asset held for sale		-	-	-	26,682
Loans to associates		-	-	(67,259)	-
Additional interest in associates		(26,525)	-	(111,885)	-
Acquisition of minority interest		-	-	(13,428)	-
Acquisition of associates and joint ventures		-	(815)	-	(1,495)
Acquisition of other financial assets		-	-	(32)	-
Purchase of property, plant and equipment		(286,536)	(106,580)	(407,423)	(361,705)
Payment for intangible assets		(5)	(6,082)	(18)	(6,438)
Net cash outflow from investing activities		(233,459)	(42,961)	(474,631)	(115,806)
Cash flows from Financing Activities					
Proceeds from share issue		-	-	-	2,763
Proceeds from share issue to minority shareholders of subsidiaries		920	-	1,097	10,778
Proceeds from ESOS exercised with issue of treasury shares		633	-	3,434	3,948
Proceeds from ESOS exercised with issue of treasury shares to minority shareholders of subsidiaries		3,015	305	10,452	10,915
Purchase of treasury shares		-	-	-	(50,825)
Purchase of treasury shares by subsidiary		-	-	-	(93,745)
Proceeds from borrowings		32,361	239,057	827,820	620,126
Repayment of borrowings		(44,012)	(346,084)	(764,328)	(1,059,198)
Net (decrease) / increase in other long term liabilities		(853)	10,837	(862)	220
Dividends paid to shareholders of the Company		-	-	(195,716)	(266,890)
Dividends paid to minority shareholders of subsidiaries		(5,615)	(32,129)	(110,273)	(129,968)
Interest paid		(16,769)	(11,455)	(38,334)	(45,335)
Net cash outflow from financing activities		(30,320)	(139,469)	(266,710)	(997,211)
Net increase in cash and cash equivalents		240,656	91,584	191,432	1,148,392
Cash and cash equivalents at beginning of the period / year		2,357,161	2,338,538	2,400,954	1,296,003
Effect of exchange rate changes on balances held in foreign currency		(305)	(29,168)	5,126	(43,441)
Cash and cash equivalents at end of the period / year		2,597,512	2,400,954	2,597,512	2,400,954

5. CONSOLIDATED STATEMENT OF CASH FLOWS (cont'd)

5a. Cash flows on sale of subsidiaries, net of cash disposed

The fair values of net assets and liabilities of subsidiaries sold during the period / year were as follows:

	Group		Group	
	4Q09	4Q08	FY09	FY08
	$'000	$'000	$'000	$'000
Non-current assets	-	-	246	22,067
Net current assets / (liabilities)	-	691	38	(9,650)
Non-current liabilities	-	-	-	(2,044)
Minority Interest	-	(691)	(188)	(8,257)
Loss on disposal	-	-	(14)	(597)
Currency translation reserve	-	-	-	824
Total cash consideration	-	-	82	2,343
Add: consideration received	-	2,343	-	-
Less: Cash & bank balances of subsidiaries disposed	-	-	(68)	(219)
Cash flows on sale of subsidiaries, net of cash disposed	-	2,343	14	2,124

5b. Explanatory Notes to Consolidated Statement of Cash Flows

Cash flows from operating activities before changes in working capital increased from $1.0 billion in FY08 to $1.4 billion in FY09. Net cash inflow from operating activities for FY09 decreased to $932.8 million due to increased inventories and work-in-progress in Marine.

Net cash outflow from investing activities for FY09 was $474.6 million. Spending of $407.4 million on expansion and operational capex, $111.9 million on equity interest into associates and $67.3 million on shareholder's loan to an associate in FY09 were partially offset by dividend and interest received of $98.9 million.

Net cash outflow from financing activities for FY09 of $266.7 million related mainly to dividends and interest paid, partially offset by net proceeds from borrowings.

6. STATEMENTS OF CHANGES IN EQUITY

6a. Statements of Changes in Equity for the Group

	Attributable to shareholders of the Company							
		Surplus / (Deficit) in other reserves						
	Share Capital	Reserve for own shares	Currency Translation Reserve	Others	Accumulated Profits	Total	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
9M09								
At January 1, 2009	554,037	(34,731)	(121,650)	114,000	2,082,541	2,594,197	670,660	3,264,857
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	177	177
Treasury shares transferred to employees	-	11,666	-	(8,689)	-	2,977	(16)	2,961
Treasury shares held by subsidiary	-	-	-	4,524	-	4,524	2,913	7,437
Share-based payments	-	-	-	10,986	-	10,986	3,435	14,421
Realisation of reserve upon disposal of investments and changes in group structure	-	-	532	-	(147)	385	(14,047)	(13,662)
Dividends paid	-	-	-	-	(195,716)	(195,716)	(104,658)	(300,374)
Total comprehensive income for the period	-	-	26,593	192,573	423,681	642,847	215,908	858,755
At September 30, 2009	554,037	(23,065)	(94,525)	313,394	2,310,359	3,060,206	774,372	3,834,572
4Q09								
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	920	920
Treasury shares transferred to employees	-	1,829	-	(978)	-	851	214	1,065
Treasury shares held by subsidiary	-	-	-	1,883	-	1,883	1,132	3,015
Share-based payments	-	-	-	6,587	-	6,587	2,493	9,080
Realisation of reserve upon disposal of investments and changes in group structure	-	-	(672)	(506)	147	(1,031)	(9)	(1,040)
Dividends paid	-	-	-	-	-	-	(5,615)	(5,615)
Total comprehensive income for the period	-	-	(24,913)	24,535	251,846	251,468	142,070	393,538
At December 31, 2009	554,037	(21,236)	(120,110)	344,915	2,562,352	3,319,958	915,577	4,235,535

	Attributable to shareholders of the Company							
		Surplus / (Deficit) in other reserves						
	Share Capital	Reserve for own shares	Currency Translation Reserve	Others	Accumulated Profits	Total	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
9M08								
At January 1, 2008	551,274	-	(37,383)	676,831	1,842,096	3,032,818	797,211	3,830,029
Issue of shares under Share Option Plan	2,763	-	-	-	-	2,763	-	2,763
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	10,778	10,778
Share buyback - held as treasury shares	-	(50,825)	-	-	-	(50,825)	-	(50,825)
Treasury shares transferred to employees	-	15,798	-	(11,322)	-	4,476	(214)	4,262
Treasury shares held by subsidiary	-	-	-	(50,587)	-	(50,587)	(32,773)	(83,360)
Share-based payments	-	-	-	13,893	-	13,893	3,630	17,523
Realisation of reserve upon disposal of investments and changes in group structure	-	-	122	111	(116)	117	(11,529)	(11,412)
Dividends paid	-	-	-	-	(266,890)	(266,890)	(97,839)	(364,729)
Total comprehensive income for the period	-	-	(11,501)	(356,871)	406,216	37,844	15,306	53,150
At September 30, 2008	554,037	(35,027)	(48,762)	272,055	1,981,306	2,723,609	684,570	3,408,179
4Q08								
Treasury shares transferred to employees	-	296	-	(17,368)	-	(17,072)	(23)	(17,095)
Treasury shares held by subsidiary	-	-	-	16,208	-	16,208	660	16,868
Share-based payments	-	-	-	4,241	-	4,241	1,373	5,614
Realisation of reserve upon disposal of investments and changes in group structure	-	-	(1,408)	270	390	(748)	(1,173)	(1,921)
Dividends paid	-	-	-	-	-	-	(32,129)	(32,129)
Total comprehensive income for the period	-	-	(71,480)	(161,406)	100,845	(132,041)	17,382	(114,659)
At December 31, 2008	554,037	(34,731)	(121,650)	114,000	2,082,541	2,594,197	670,660	3,264,857

6. STATEMENTS OF CHANGES IN EQUITY

6b. Statements of Changes in Equity of the Company

	Share Capital	Surplus / (Deficit) in other reserves: Reserve for own shares	Surplus / (Deficit) in other reserves: Others	Accumulated Profits	Total
	$'000	$'000	$'000	$'000	$'000
9M09					
At January 1, 2009	554,037	(34,731)	22,620	879,454	1,421,380
Share-based payments	-	-	5,372	-	5,372
Treasury shares transferred to employees	-	11,666	(8,869)	-	2,797
Dividends paid	-	-	-	(195,716)	(195,716)
Total comprehensive income for the period	-	-	-	311,726	311,726
At September 30, 2009	554,037	(23,065)	19,123	995,464	1,545,559
4Q09					
Share-based payments	-	-	2,130	-	2,130
Treasury shares transferred to employees	-	1,829	(848)	-	981
Total comprehensive income for the period	-	-	-	30,624	30,624
At December 31, 2009	554,037	(21,236)	20,405	1,026,088	1,579,294

	Share Capital	Surplus / (Deficit) in other reserves: Reserve for own shares	Surplus / (Deficit) in other reserves: Others	Accumulated Profits	Total
	$'000	$'000	$'000	$'000	$'000
9M08					
At January 1, 2008	551,274	-	23,699	884,427	1,459,400
Issue of shares under Share Option Plan	2,763	-	-	-	2,763
Share-based payments	-	-	8,548	-	8,548
Share buyback - held as treasury shares	-	(50,825)	-	-	(50,825)
Treasury shares transferred to employees	-	15,798	(11,873)	-	3,925
Dividends paid	-	-	-	(266,890)	(266,890)
Total comprehensive income for the period	-	-	-	252,686	252,686
At September 30, 2008	554,037	(35,027)	20,374	870,223	1,409,607
4Q08					
Share-based payments	-	-	2,460	-	2,460
Treasury shares transferred to employees	-	296	(214)	-	82
Total comprehensive income for the period	-	-	-	9,231	9,231
At December 31, 2008	554,037	(34,731)	22,620	879,454	1,421,380

7. **AUDIT**

These figures have not been audited or reviewed. However, our auditors have performed certain procedures and enquiries. The audit is in progress and has not yet been completed.

8. **AUDITORS' REPORT**

Not applicable.

9. **ACCOUNTING POLICIES**

Except as disclosed in paragraph 10 below, the Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at December 31, 2008.

10. **CHANGES IN ACCOUNTING POLICIES**

With effect from January 1, 2009, the Group adopted the following new/amended FRS and INT FRS, which are relevant to the Group's operations:

FRS 1 (revised 2008) Presentation of Financial Statements
FRS 23 (revised 2007) Borrowing Costs
Amendments to FRS 107 Financial Instruments: Disclosures - Improving Disclosures about Financial Instruments
FRS 108 Operating Segments
INT FRS 116 Hedges of a Net Investment in a Foreign Operation
Improvements to FRSs

The adoption of the above FRS and INT FRS did not result in substantial changes to the Group's accounting policies.

11. REVIEW OF GROUP PERFORMANCE

Group Overview

Sembcorp's good performance in FY2009 has demonstrated the resilience of our strategy and businesses.

In 4Q09, the Group's profit attributable to shareholders of the Company ("PATMI") before exceptional items was up 103% to $259.0 million. The increase in PATMI was mainly contributed by Marine and Utilities. Our PATMI before exceptional items for the year grew by 28% to $682.7 million whilst turnover was $9.6 billion compared to $9.9 billion in the previous year.

Turnover

	4Q09	4Q08	Growth		FY09	FY08	Growth	
	$'000	$'000	$'000	%	$'000	$'000	$'000	%
Utilities	984,495	984,558	(63)		3,495,412	4,477,509	(982,097)	(22)
Marine	1,342,915	1,617,375	(274,460)	(17)	5,723,061	5,061,032	662,029	13
Environment	40,273	51,634	(11,361)	(22)	185,044	213,762	(28,718)	(13)
Industrial Parks	4,299	3,443	856	25	14,971	16,233	(1,262)	(8)
Others/Corporate	44,992	36,625	8,367	23	153,920	159,877	(5,957)	(4)
	2,416,974	2,693,635	(276,661)	(10)	9,572,408	9,928,413	(356,005)	(4)

Utilities' 4Q09 turnover, which included the construction revenue of Changi NEWater plant, stood at $984.5 million, similar to the revenue recorded in 4Q08.

The reduction in FY09 Utilities' turnover was mainly from its Singapore and UK operations. Singapore's reduced turnover in FY09 was largely due to the drop in High Sulphur Fuel Oil ("HSFO") prices as the revenue is mainly indexed to HSFO. UK's FY09 turnover was affected by lower sales as a result of customers' closure of their facilities on-site and the weakening of pound sterling, which resulted in lower turnover in Singapore dollar terms. In addition, UK's turnover was impacted by the expiry of certain favourable supply contracts in March 2008.

Marine's 4Q09 turnover was lower than the corresponding period last year. The higher turnover in 4Q08 was due to the settlement of variation order for a turnkey conversion project. Higher turnover for FY09 was attributable to higher rig building activities.

Decrease in turnover for Environment in both 4Q09 and FY09 was primarily due to the divestment of certain businesses and lower sales tonnage and selling price of recyclables.

Revenue of Others/Corporate is mainly contributed by a subsidiary dealing in specialised construction activities. Fluctuations in turnover in 4Q09 and FY09 were due to timing difference in recognition of projects.

11. **REVIEW OF GROUP PERFORMANCE (cont'd)**

Profit attributable to shareholders of the Company ("PATMI")

	4Q09	4Q08	Growth		FY09	FY08	Growth	
	$'000	$'000	$'000	%	$'000	$'000	$'000	%
Utilities	60,040	29,952	30,088	101	211,281	200,312	10,969	6
Marine	182,292	70,086	112,206	160	430,174	290,619	139,555	48
Environment	6,263	2,227	4,036	181	15,455	2,131	13,324	625
Industrial Parks	13,149	10,433	2,716	26	28,332	31,549	(3,217)	(10)
Others/Corporate	(2,761)	15,075	(17,836)	(118)	(2,578)	9,378	(11,956)	(128)
PATMI before exceptional items	**258,983**	**127,773**	**131,210**	**103**	**682,664**	**533,989**	**148,675**	**28**
Exceptional items (EI)	-	(26,928)	26,928	100	-	(26,928)	26,928	100
PATMI	**258,983**	**100,845**	**158,138**	**157**	**682,664**	**507,061**	**175,603**	**35**

NM - Not Meaningful

In 4Q09, Utilities' PATMI grew by 101%. Singapore operations performed very well during the quarter and its performance was further boosted by the sale of strategic diesel. Our Vietnam, UK and the UAE operations also performed well.

For FY09, Utilities' PATMI grew by 6% to $211.3 million, with all countries showing a growth except for UK. Despite the difficult economic environment during the year, the Cogen unit in Singapore performed well, benefiting from higher margins despite undergoing major inspection and maintenance during the year. Further, it benefited from gains on sale of strategic diesel and lower corporate tax rate. UK's performance was lower due to customers' closure of their facilities on-site.

Increase in the Group's share of Marine's 4Q09 and FY09 PATMI was attributable to combination of operational efficiency, execution of projects ahead of schedule, resulting in better margins and resumption of margin recognition for some of the projects.

Environment's underlying business in Singapore has improved as a result of lower operational costs. Its 4Q09 and FY09 PATMI included tax refunds received and a gain on divestment of certain businesses; offset by impairment charges made for part of its plant and machinery. In FY08, an impairment was made for plant and machinery.

Industrial Park's PATMI in 4Q09 increased by 26% mainly due to higher land sales from its Vietnam industrial parks and provision written back due to recovery of loan and receivables. The decrease in Industrial Park's PATMI in FY09 was attributed to lower results from Gallant Venture and lower gain on disposal of investments; partially offset by higher rental income and better performance from the China industrial parks.

PATMI for Others/Corporate decreased in 4Q09 and FY09 primarily due to higher tax provision; partially offset by better performance from our offshore engineering business in FY09. 4Q08 included write-back of provision for doubtful debt and tax refund.

The exceptional item in FY08 related to Marine's unauthorised forex transactions.

12. VARIANCE FROM PROSPECT STATEMENT

There has been no significant variance in the operating performance of the Group as compared to previous statements.

13. PROSPECTS

The pace of global economic recovery in 2010 is likely to be muted. Notwithstanding this, Sembcorp remains committed to delivering a credible operating performance and satisfactory earnings.

In 2010, the performance of our Utilities' operations is expected to remain fairly steady excluding one-off items. Our Marine business has a net order book of S$5.5 billion including S$1.25 billion new orders secured in FY 2009, with completion and deliveries stretching till early 2012. In 2010, the Environment business is expected to maintain its 2009 performance, while the Industrial Parks business is expected to perform better.

This release contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, exchange rate movement, availability and cost of fuel and materials, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy, directives and changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of the management on future events and impact on the Group.

14. DIVIDEND

(a) Current Financial Year Reported On

Name of Dividend	Proposed 2009 Final Ordinary Exempt-1-Tier	2009 Total
Dividend Type	Cash	Cash
Dividend Amount (cents per shares)	15.0	15.0

(b) Corresponding Year of the Immediately Preceding Financial Year

Name of Dividend	2008 Final Ordinary Exempt-1-Tier	2008 Total
Dividend Type	Cash	Cash
Dividend Amount (cents per shares)	11.0	11.0

(c) Date payable

The proposed final tax exempt 1-Tier dividend of 15.0 cents per ordinary share, if approved at the AGM to be held on April 22, 2010, will be paid on May 12, 2010.

(d) Books closure date

Notice is hereby given that the Register of Members and Share Transfer Books of the Company will be closed on April 29, 2010. Duly completed transfers of shares received by the Company's Share Registrar, M&C Services Private Limited at 138 Robinson Road #17-00 The Corporate Office, Singapore 068906, up to 5.00 p.m. on April 28, 2010 will be registered to determine shareholders' entitlements to the proposed dividend.

(e) Total Annual Dividend and Capital Distribution (in dollar value)

	FY09 $'000	FY08 $'000
Final ordinary dividend*	267,034	195,467
Total	267,034	195,467

**FY09 final dividend is estimated based on the share capital of 1,780,228,866 at the end of the financial year.*

15. SEGMENTAL REPORTING

FY09

(i) Operating segments	Utilities	Marine	Environment	Industrial Parks	Others/ Corporate	Elimination	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Turnover							
External sales	3,495,412	5,723,061	185,044	14,971	153,920	-	9,572,408
Inter-segment sales	31,701	1,681	2,615	3,504	37,977	(77,478)	-
Total	3,527,113	5,724,742	187,659	18,475	191,897	(77,478)	9,572,408
Results							
Segment results	247,405	858,331	(739)	11,383	(426)	-	1,115,954
Interest income	4,602	28,806	220	777	27,499	(27,930)	33,974
Interest expense	(36,800)	(5,329)	(1,067)	-	(25,920)	27,930	(41,186)
	215,207	881,808	(1,586)	12,160	1,153	-	1,108,742
Share of results of associates	10,601	12,078	15,937	5,013	-	-	43,629
Share of results of joint ventures	34,170	7,218	-	17,658	6,867	-	65,913
	259,978	901,104	14,351	34,831	8,020	-	1,218,284
Income tax expense	(46,798)	(144,276)	1,217	(2,477)	(10,647)	-	(202,981)
Minority interest	(1,899)	(326,654)	(113)	(4,022)	49	-	(332,639)
Net profit for the year	211,281	430,174	15,455	28,332	(2,578)	-	682,664
Assets							
Segment assets	3,567,887	4,421,099	141,154	187,587	1,219,278	(1,394,458)	8,142,547
Interests in associates	-	240,033	80,523	298,273	-	-	618,829
Interests in joint ventures	119,919	43,627	-	86,661	61,514	-	311,721
Tax assets	25,670	1,752	8,703	1,560	219,596	-	257,281
Total assets	3,713,476	4,706,511	230,380	574,081	1,500,388	(1,394,458)	9,330,378
Liabilities							
Segment liabilities	2,183,293	2,402,539	72,464	31,092	1,103,810	(1,394,458)	4,398,740
Tax liabilities	267,753	323,575	9,148	13,127	82,500	-	696,103
Total liabilities	2,451,046	2,726,114	81,612	44,219	1,186,310	(1,394,458)	5,094,843
Capital expenditure	330,036	66,994	7,173	362	2,876	-	407,441
Significant non-cash items							
Depreciation and amortisation	105,888	75,621	10,432	2,166	5,596	-	199,703
Other non-cash items (including provisions, loss on disposal and exchange differences)	21,741	63,584	740	2,388	276	-	88,729

(ii) Geographical segments

	Revenue		Segment Assets		Total Assets		Capital Expenditure	
	$'000	%	$'000	%	$'000	%	$'000	%
Singapore	3,915,779	41	6,550,654	80	7,059,045	76	92,002	23
Rest of Asia	1,353,896	14	368,937	5	1,020,742	11	38,453	9
Europe	2,553,376	27	674,908	8	686,999	7	23,046	6
Others	1,749,357	18	548,048	7	563,592	6	253,940	62
Total	9,572,408	100	8,142,547	100	9,330,378	100	407,441	100

15. SEGMENTAL REPORTING (cont'd)

FY08

(i) Operating segments	Utilities	Marine	Environment	Industrial Parks	Others/ Corporate	Elimi- nation	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Turnover							
External sales	4,477,509	5,061,032	213,762	16,233	159,877	-	9,928,413
Inter-segment sales	38,912	2,916	3,038	2,618	26,177	(73,661)	-
Total	**4,516,421**	**5,063,948**	**216,800**	**18,851**	**186,054**	**(73,661)**	**9,928,413**
Results							
Segment results	289,866	467,031	(9,819)	7,575	(10,169)	-	744,484
Interest income	10,263	25,130	221	1,329	28,670	(29,841)	35,772
Interest expense	(40,725)	(11,370)	(2,366)	609	(20,396)	29,841	(44,407)
	259,404	**480,791**	**(11,964)**	**9,513**	**(1,895)**	**-**	**735,849**
Share of results of associates	568	55,304	16,590	8,410	-	-	80,872
Share of results of joint ventures	15,920	8,174	-	18,753	2,377	-	45,224
	275,892	**544,269**	**4,626**	**36,676**	**482**	**-**	**861,945**
Income tax expense	(46,655)	(91,937)	(877)	(460)	8,978	-	(130,951)
Minority interest	(28,925)	(188,641)	(1,618)	(4,667)	(82)	-	(223,933)
Net profit for the year	**200,312**	**263,691**	**2,131**	**31,549**	**9,378**	**-**	**507,061**
Comprising:							
Net profit before exceptional items	200,312	290,619	2,131	31,549	9,378	-	533,989
Exceptional items	-	(26,928)	-	-	-	-	(26,928)
	200,312	**263,691**	**2,131**	**31,549**	**9,378**	**-**	**507,061**
Assets							
Segment assets	2,865,194	4,331,584	162,884	195,780	941,664	(1,170,313)	7,326,793
Investment in associates	5	249,086	43,139	272,158	-	-	564,388
Investment in joint ventures	110,387	36,409	1,097	74,854	58,069	-	280,816
Tax assets	24,504	14,129	4,730	14,809	236,941	-	295,113
Total assets	**3,000,090**	**4,631,208**	**211,850**	**557,601**	**1,236,674**	**(1,170,313)**	**8,467,110**
Liabilities							
Segment liabilities	1,824,956	3,018,813	80,586	33,641	892,728	(1,170,313)	4,680,411
Tax liabilities	218,466	232,510	6,880	14,537	49,449	-	521,842
Total liabilities	**2,043,422**	**3,251,323**	**87,466**	**48,178**	**942,177**	**(1,170,313)**	**5,202,253**
Capital expenditure	251,870	104,097	7,345	849	3,982	-	**368,143**
Significant non-cash items							
Depreciation and amortisation	106,742	71,578	9,554	1,962	5,233	-	**195,069**
Other non-cash items (including provisions, loss on disposal and exchange differences)	8,158	97,531	462	4,681	793	-	**111,625**

(ii) Geographical segments

	Revenue		Segment Assets		Total Assets		Capital Expenditure	
	$'000	%	$'000	%	$'000	%	$'000	%
Singapore	5,415,489	55	6,335,017	86	6,843,700	81	187,166	51
Rest of Asia	1,691,070	17	338,649	5	959,358	11	118,328	32
Europe	2,194,717	22	622,713	9	633,638	8	62,465	17
Others	627,137	6	30,414	-	30,414	-	184	-
Total	9,928,413	100	7,326,793	100	8,467,110	100	368,143	100

15. SEGMENTAL REPORTING (cont'd)

Notes to Segmental Analysis

15a. Operating Segments

For management purposes, the Group is organised into business units based on their products and services, and has five reportable operating segments as follows:

(i) The Utilities segment's principal activities are in the provision of energy, water and on-site logistics and services to customers including companies in energy intensive industry clusters. It operates in Singapore, the United Kingdom, China, Vietnam, the United Arab Emirates and Oman.

(ii) The Marine segment focuses on repair, building and conversion of ships and rigs, and on offshore engineering.

(iii) The Environment segment provides integrated waste management services and undertakes waster-to-resource businesses in the Asia Pacific region.

(iv) The Industrial Parks segment owns, develops, markets and manages integrated industrial parks and townships in Asia.

(v) Others/Corporate segment comprises businesses mainly relating to minting, design and construction activities, offshore engineering and the corporate companies.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

15b. Geographical Segments

The Group operates in three principal geographical areas, Singapore, Europe and the Rest of Asia. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and total assets are based on the geographical location of the assets.

15c. Review of segment performance

Please refer to Paragraph 11 for analysis by operating segments.

16. Quarterly Analysis

	1Q 2009 $'mil	2Q 2009 $'mil	3Q 2009 $'mil	4Q 2009 $'mil	FY 2009 $'mil	1Q 2008 $'mil	2Q 2008 $'mil	3Q 2008 $'mil	4Q 2008 $'mil	FY 2008 $'mil
Turnover										
Utilities	696	833	982	984	3,495	1,123	1,104	1,266	985	4,478
Marine	1,363	1,497	1,520	1,343	5,723	915	1,385	1,144	1,617	5,061
Environment	47	48	50	40	185	53	54	55	52	214
Industrial Parks	4	3	4	4	15	4	4	5	3	16
Others / Corporate	37	50	21	46	154	58	33	31	37	159
	2,147	2,431	2,577	2,417	9,572	2,153	2,580	2,501	2,694	9,928
Profit attributable to Shareholders of the Company										
Utilities	51	48	52	60	211	61	43	66	30	200
Marine	74	85	89	182	430	56	79	86	70	291
Environment	1	4	4	7	16	1	3	(4)	2	2
Industrial Parks	4	7	4	13	28	6	8	7	11	32
Others / Corporate	4	(2)	(1)	(3)	(2)	(1)	5	(10)	15	9
PATMI before exceptional items	134	142	148	259	683	123	138	145	128	534
Exceptional items (EI)	-	-	-	-	-	-	-	-	(27)	(27)
PATMI	134	142	148	259	683	123	138	145	101	507

17. INTERESTED PERSON TRANSACTIONS

	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000)	
	4Q09	**FY09**
	$'000	**$'000**
Sale of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
- PSA International Pte Ltd and its Associates	5,172	24,212
- Mapletree Investments Pte Ltd and its Associates	11,390	15,852
- MediaCorp Pte Ltd and its Associates	2,157	8,207
- PowerSeraya Limited	-	5,903
- Temasek Capital (Private) Limited and its Associates	949	3,429
- Singapore Power Ltd and its Associates	482	1,753
- Singapore Technologies Telemedia Pte Ltd and its Associates	164	795
- National University Hospital (S) Pte Ltd	57	273
- Certis CISCO Security Pte Ltd	-	167
	20,371	60,591
SMRT Corporation Ltd and its Associates	5,636	61,602
Starhub Ltd and its Associates	2,642	10,816
Singapore Technologies Engineering Ltd and its Associates	-	1,444
STATS ChipPAC Ltd	-	318
Singapore Airport Terminal Services Ltd and its Associates	55	183
Singapore Airlines Limited and its Associates	-	177
	28,704	135,131
Purchase of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
- Temasek Capital (Private) Limited and its Associates [1]	177,956	610,878
- Singapore Power Limited and its Associates	778	11,400
	178,734	622,278
Singapore Technologies Engineering Ltd and its Associates	-	902
	178,734	623,180
Sub-Total	**207,438**	**758,311**

	Aggregate value of all interested person transactions (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	
	4Q09	**FY 2009**
	$'000	**$'000**
Establishment of Joint Venture		
Temasek Holdings (Private) Limited and its Associates		
- Surbana Corporation Pte Ltd and its Associates	-	43,777
Divestment of Investment		
- Singapore Technologies Engineering Ltd and its Associates	-	1,736
Sub-Total	**-**	**45,513**
Total interested person transactions	**207,438**	**803,824**

Note:

1. This relates mainly to the purchase of gas by Sembcorp Cogen Pte Ltd from Sembcorp Gas Pte Ltd for the generation of electricity.

BY ORDER OF THE BOARD

Kwong Sook May (Ms)
Company Secretary
25 February, 2010



FY2009 Results Announcement

February 25, 2010

Scope of Presentation



- CEO's Report
- Financial Review
- Operations Review
- Group Outlook



CEO's Report

Tang Kin Fei
Group President & CEO

FY2009 Performance Round-up



Turnover of S$9.6 billion, down 4%
PATMI of S$682.7 million, up 35%
ROE at 23.1%
EVA at S$770.5 million
Strong balance sheet and cash flow
- Net cash
- Operating cash flow* of S$1.4 billion

Proposing final tax exempt one-tier dividend of 15.0 cents per ordinary share, up 36%

Strong profit growth despite difficult global economic environment

* Operating cash flow before changes in working capital

Positioned for the Future



Key Strategic Highlights

New strategic beachhead in Oman for energy and water business



- Secured US$1 billion Salalah Independent Water and Power Plant project in Oman

Positioned for expansion of marine and offshore business



- Development of 206-hectare modern, work-efficient and integrated new yard facility in Singapore
- Development of new shipyard in state of Espirito Santo in Brazil

Strengthened position as developer of integrated townships

- Development of the Sino-Singapore Nanjing Eco High-tech Island in China
- Launched 1,600-hectare VSIP Hai Phong integrated township and industrial park in Vietnam

Positioned for the Future



Global Trends		Our Businesses
Growing Energy Needs	▷	Energy
Global Water Scarcity		Water
Global Urbanisation		Marine & Offshore Engineering
Increasing environmental awareness		Integrated Townships

Well-placed to benefit from global trends


Positioned for the Future
sembcorp
Strong Business Models: Energy
Capacity (MW)
Gross Power Capacity Installed and Under Development of
>3,800 MW
Oman
UAE
China
Vietnam
UK
Singapore
Year
Sembcorp Industries 2010
7


Positioned for the Future
sembcorp
Strong Business Models: Water
Capacity (m³/day)
Managing Water and Wastewater Facilities Capable of Producing and Treating
>4,000,000 m³/day
Oman
UAE
China
UK
Singapore
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
Year
Sembcorp Industries 2010
8


Positioned for the Future
sembcorp
Strong Business Models: Marine
Diversified Portfolio of Marine and Offshore Solutions
Offshore production fixed & floating facilities (2006)
Rig building (2001)
Offshore engineering (1995)
Ship conversion and offshore (1976)
Shipbuilding (1970)
Ship repair (1963)
|1963-1969|
|1970-1975|
|1976-1994|
|1995-2000|
|2001-2005|
|2010 & beyond|
© Sembcorp Industries 2010
9


Positioned for the Future
sembcorp
Strong Business Models: Integrated Townships
Integrated Township Model
Residential Development
Commercial Development including specialised parks
Industrial Park Development
Utilities
Facilities Management
Industrial Park Model
Industrial Park Development
Utilities
Facilities Management
Integrated approach designed to provide a world-class manufacturing space and a sustainable urban environment
© Sembcorp Industries 2010
10


Growing Global Footprint
sembcorp
UK
USA
China
UAE
India
Vietnam
Oman
Singapore
Indonesia
Brazil
Australia
© Sembcorp Industries 2010
11


sembcorp
Financial Review
Lim Joke Mui
Group CFO

Group Profit & Loss

sembcorp

(S$M)	4Q09	4Q08	Δ%
Turnover	2,417	2,694	(10)
EBITDA before EI	520	278	87
EBIT before EI	464	231	101
PATMI before EI	**259**	**128**	**103**
EI	-	(27)	100
PATMI	**259**	**101**	**157**
EPS (cents)	14.6	5.7	157

Group Turnover

sembcorp

(S$M)	4Q09	4Q08	Δ%
Utilities	984	985	-
Marine	1,343	1,617	(17)
Environment	40	52	(22)
Industrial Parks*	5	3	25
Other Businesses	45	37	23
TOTAL	**2,417**	**2,694**	**(10)**

* Industrial Park's businesses comprise mainly of associates or joint ventures. Industrial Parks' turnover is derived from providing services to these associates or joint ventures.

Group PATMI

sembcorp

(S$M)	4Q09	4Q08	Δ%
Utilities	60.1	29.9	101
Marine	182.3	70.1	160
Environment	6.3	2.2	181
Industrial Parks	13.1	10.4	26
Other Businesses	8.9	8.7	2
Corporate	(11.7)	6.4	NM
PATMI before EI	**259.0**	**127.7**	**103**
EI	-	(26.9)	100
PATMI	**259.0**	**100.8**	**157**

Utilities Turnover & PATMI

sembcorp

(S$M)	4Q09	4Q08	Δ%
TURNOVER			
Singapore	869.5	879.1	(1)
UK	103.2	100.9	2
Vietnam, China & the UAE	20.4	14.7	38
Total Turnover	**993.1**	**994.7**	**-**
PATMI			
Singapore	35.4	12.2	190
UK	17.0	14.7	16
Vietnam, China & the UAE	8.2	6.0	37
Corporate & Others	(0.5)	(3.0)	83
Total PATMI	**60.1**	**29.9**	**101**

Note: Figures are stated before intercompany eliminations

Group Profit & Loss

sembcorp

(S$M)	FY09	FY08	Δ%
Turnover	9,572	9,928	(4)
EBITDA before EI	1,316	983	34
EBIT before EI	1,116	788	42
PATMI before EI	**683**	**534**	**28**
EI	-	(27)	100
PATMI	**683**	**507**	**35**
EPS (cents)	38.4	28.5	35

Group Turnover

sembcorp

(S$M)	FY09	FY08	Δ%
Utilities	3,495	4,478	(22)
Marine	5,723	5,061	13
Environment	185	214	(13)
Industrial Parks*	15	16	(8)
Other Businesses	154	159	(4)
TOTAL	**9,572**	**9,928**	**(4)**

* Industrial Park's businesses comprise mainly of associates or joint ventures. Industrial Parks' turnover is derived from providing services to these associates or joint ventures.

Group PATMI

sembcorp

(S$M)	FY09	FY08	Δ%
Utilities	211.3	200.3	6
Marine	430.2	290.6	48
Environment	15.5	2.1	625
Industrial Parks	28.3	31.5	(10)
Other Businesses	25.0	12.2	106
Corporate	(27.6)	(2.7)	(921)
PATMI before EI	**682.7**	**534.0**	**28**
EI	-	(26.9)	100
PATMI	**682.7**	**507.1**	**35**

Utilities Turnover & PATMI

sembcorp

(S$M)	FY09	FY08	Δ%
TURNOVER			
Singapore	3,072.1	3,856.3	(20)
UK	386.7	599.2	(36)
Vietnam, China & the UAE	68.3	60.9	12
Total Turnover	**3,527.1**	**4,516.4**	**(22)**
PATMI			
Singapore	132.0	130.8	1
UK	47.2	67.6	(30)
Vietnam, China & the UAE	38.8	16.0	143
Corporate & Others	(6.7)	(14.1)	53
Total PATMI	**211.3**	**200.3**	**6**

Note: Figures are stated before intercompany eliminations


Growing Broad based Income Stream
sembcorp
Utilities PATMI
Excluding Corporate and Others
7%
32%
61%
18%
21%
61%
Vietnam, China & the UAE
UK
Singapore
FY2008
FY2009
Contribution from Vietnam, China and the UAE grew 143%
© Sembcorp Industries 2010
21

Group Capex

sembcorp

(S$M)		FY09
Fixed Asset Items		**407.4**
– Utilities	330.0	
– Marine	67.0	
– Environment	7.2	
– Industrial Parks	0.4	
– Other Businesses	2.8	
Equity Investments		**125.3**
– Utilities	66.0	
– Marine	13.4	
– Environment	24.6	
– Industrial Parks	21.3	
TOTAL		**532.7**

Group Free Cash Flow

sembcorp

(S$M)	FY09	FY08
CASH FLOW FROM OPERATING ACTIVITIES		
- before changes in working capital	1,361	1,034
- changes in working capital and others	(396)	1,273
- tax paid	(32)	(46)
	933	**2,261**
CASH FLOW FROM INVESTING ACTIVITIES		
- divestments, dividend and interest income	125	254
- investments and capex	(533)	(370)
- loans to associates	(67)	-
	(475)	**(116)**
- Add back: Expansion Capex	424	198
FREE CASH FLOW*	**882**	**2,343**

*Free Cash Flow: operating cash flow plus investing cash flow adjusted for expansion capital expenditure

Group Borrowings

sembcorp

(S$M)	Dec 31,09	Dec 31,08
PF loans	307	362
Long-term	430	236
Short-term	231	219
Gross	**968**	**817**
Less: Cash and FD	(2,598)	(2,401)
Net Debt / (Cash)	**(1,630)**	**(1,584)**
Net Gearing Ratio	**Net Cash**	**Net Cash**
Exclude PF*		
Net Debt / (Cash)	**(1,752)**	**(1,825)**
Net Gearing Ratio	**Net Cash**	**Net Cash**

* PF – Non-recourse project financing



Strong Financial Stability

(S$M) As of December 31, 2009	Total Gross Debt	Total Cash	Net (Debt)/ Cash
Sembcorp Industries excl. Marine	947	619	(328)
Sembcorp Marine	21	1,979	1,958
Total Sembcorp Group	968	2,598	1,630

sembcorp
Marine in a net cash position of S$1.9bn
Utilities and Others with a net debt of only S$328m
S$M
3000
2000
1000
0
-1000
968
21
947
2,598
1,979
619
1,630
1,958
(328)
Total Gross Debt
Total Cash
Net Cash
© Sembcorp Industries 2010
25

sembcorp

Financial Indicators

	FY09	FY08
Before EI		
EPS (cents)	38.4	30.0
ROE (%)	23.1	19.0
ROTA (%)	11.9	9.5
Interest Cover (times)	32	22
After EI		
EPS (cents)	38.4	28.5
ROE (%)	23.1	18.0
ROTA (%)	11.9	9.0
Interest Cover (times)	32	21
Per Share		
NAV (S$)	1.86	1.46
NTA (S$)	1.80	1.39
Economic Value Added		
EVA (S$M)	770.5	510.7


Rewarding Shareholders
sembcorp
↑36%
11 cents
15 cents
2008
2009
Proposed final tax exempt one-tier dividend of 15 cents per ordinary share to be paid on May 12, 2010
© Sembcorp Industries 2010
27


sembcorp
Operations Review
Tang Kin Fei
Group President & CEO


Utilities
sembcorp
Integrated Wastewater Treatment Membrane Bioreactor, Jurong


Utilities
sembcorp
Key Developments
Singapore
Strong operational performance, expanded facilities
– Strong performance from energy business
– Serving growing customer needs on Jurong Island
– Expansion of service corridor in Sakra and Seraya, and extension to Tembusu
– Increased integrated wastewater treatment capacity by over 50% with additional 2,880m³/day membrane bioreactor (MBR) plant in April 2009
– Completed first phase commercial operation of the Sembcorp NEWater Plant in June 2009. Full project completion (50 MiGD) by May 2010
Sembcorp NEWater Plant, Singapore
© Sembcorp Industries 2010
30

Utilities



Key Developments

UK

New demand onstream, reconfigured assets

- New onsite demand:
  - SABIC LDPE plant operational Oct 2009. Full production expected by mid-2010
  - Ensus bio-ethanol plant undergoing commissioning. Expected completion 1Q2010
- Sale of Artenius UK's Wilton plants to Lotte Chemicals by administrators
- Increased green income
- 42 MW / 162 tph combined heat and power unit in September 2009
- Investment in new 52 MW steam condensing turbine to convert steam capacity into power for the export to UK electricity grid. Expected completion mid-2011



Sembcorp Biomass Power Station, UK

Utilities



Key Developments

China

Establishing and growing beachheads

- Cogeneration plant in Shanghai performed well
- Expansions in existing beachheads
  - 15,000 m^3/day high concentration wastewater treatment plant in Zhangjiagang completed in May 2009
  - 10,000 m^3/day wastewater treatment plant in Tianjin completed in June 2009
- Establishment of beachhead in Southern China
  - 15,000 m^3/day wastewater treatment plant in Qinzhou Economic Development Zone. Expected completion mid-2011
- First full year of operations in the Shenyang Economic & Technological Development Area providing potable water to over 600 industrial customers and over 20,000 municipal customers. Water tariff increased w.e.f. October 2009



Zhangjiagang wastewater treatment facility, China


Utilities
sembcorp
Key Developments
Other Markets
– In Vietnam, Phu My 3 power plant performed well, underpinned by 20-year PPA
– In the UAE, Fujairah IWPP performed well. Successfully completed the power expansion, increasing capacity to 893 MW and boosting profits
Fujairah Independent Water and Power Plant, UAE
© Sembcorp Industries 2010
33


Utilities
sembcorp
Key Developments
Other Markets
Salalah IWPP, Oman
Positioned for Growth in the Middle East
– First project in Oman, second strategic beachhead in Middle East after the UAE
– 490 MW (445 MW net) power capacity, 15 MiGD desalinated water
– Total project cost: approx US$1 billion
– Sembcorp's stake: 60%
– 15-year power and water purchase agreement with OPWP
– O&M by 70%-owned Sembcorp subsidiary
– Expected full project completion: 1H2012
Artist Impression of Salalah Independent Water and Power Plant, Oman
© Sembcorp Industries 2010
34

Marine


Marine
sembcorp

Sembcorp Marine's Jurong Shipyard in Singapore

Marine


sembcorp

Key Developments

- Achieved record year with strong earnings growth
- Delivered 4 jack-ups, 2 semi-subs, and 3 ship conversion and offshore projects in 2009
- All deliveries on schedule or ahead of schedule
- Net orderbook of S$5.5 billion as at December 31, 2009 with completions and deliveries until early 2012

Marine



Key Developments

New Yard Facility

Positioned for expansion of the Marine & Offshore business

- A "One-Stop Solutions" hub for ship repair & conversion, shipbuilding, rig building and offshore engineering & construction
- Increase in capacity, capability, and efficiency to stay ahead of competition
- Total dock capacity will increase by 62% from 1.9 million dwt to 3.1 million dwt
- 206 ha site to be developed in three phases:
  - 73.3 ha Phase 1: partial operations expected mid-2012 and full completion expected end 2013
- Poised to respond to anticipated increase in demand for big dock capacity


Location of the New Yard Facility

PROPOSED NEW YARD (PHASE 1) DEVELOPMENT

Marine



Key Developments

Strengthened Global Network of Shipyards

Brazil
- Acquired 825,000 m^2 of freehold land to build new shipyard in state of Espirito Santo in Brazil
- Shipyard to cater directly to Brazil, one of the world's fastest growing offshore oil and gas exploration and production markets

India
- Formed joint venture with Kakinada Seaports to establish and operate marine and offshore facility on east coast of India

Integrated Townships

sembcorp



VSIP Hai [illegible] tegrated township and industrial [illegible]

Integrated Townships



sembcorp

Key Developments

Vietnam

- Positioned as major integrated township and industrial park developer with 4,845 ha under development
  - Expansion in Binh Duong from 1000 ha to 1700 ha
  - Preparation for customer take-up in Bac Ninh with 472 ha settled and 34 ha delivered to customers
  - Launched Sembcorp's fourth VSIP project with 1,600 ha VSIP Hai Phong Integrated Township & Industrial Park, in northern Vietnam in January 2010

China

- Developing the Sino-Singapore Nanjing Eco High-tech Island, China
  - 1,500 ha island aims to attract R&D centres with a modern, ecologically-friendly work-live-play environment
- New phase of development for Wuxi-Singapore Industrial Park to make it a complete residential, commercial and industrial development
- Collaboration with Suntech Power and Wuxi New District to jointly develop a 400 ha 'Solar City'

Environment

sembcorp



SembSITA Pacific's Advanced Waste Treatment (AWT) in Western Sydney, Australia

Environment


sembcorp

Key Developments

- Australia operations performed well
  - Two state-of-the-art resource recovery facilities in Perth and Sydney began full commercial operations in July and August
  - Wins Asia Pacific-wide Frost & Sullivan Waste Management Company of the Year Award for excellence in waste management, including the application of waste-to-resource technologies
- Improved performance from Singapore operations
- Streamlined business portfolio to sharpen focus on waste-to-resource
  - Divested the conservancy services, commercial cleansing and car park management units within the Services division of our Singapore operations


sembcorp
Group Outlook
Tang Kin Fei
Group President & CEO


Group Outlook
sembcorp
The pace of global economic recovery in 2010 is likely to be muted. Notwithstanding this, Sembcorp remains committed to delivering a credible operating performance and satisfactory earnings.
© Sembcorp Industries 2010
44


sembcorp
sembcorp
Vital Partners. Essential Solutions.
© Sembcorp Industries 2010
45

Disclaimer


sembcorp

This presentation contains certain statements that are not statements of historical fact, i.e. forward-looking statements. These forward-looking statements are based on current expectations, projections and assumptions about future events. Although Sembcorp Industries believes that these expectations, projections and assumptions are reasonable, these forward-looking statements are subject to the risks (whether known or unknown), uncertainties and assumptions about Sembcorp Industries and its business operations, such as (without limitation) the general economic and business conditions in Singapore, the Asia-Pacific region and elsewhere; currency fluctuations between the Singapore dollar and other currencies; governmental, statutory, regulatory or administrative initiative affecting our business; industry trends; future levels and composition of our assets and liabilities; future profitability of our operations; competition; changes in Singapore tax or similar laws or regulations; changes in, or the failure to comply with, governmental regulations, including exchange control regulations, if any.

You are advised not to place undue reliance on these forward-looking statements as the forward-looking events referred to in this presentation may differ materially or not occur due to these risks, uncertainties and assumptions.

Investors should assume that the information in this presentation is accurate only as of the date it is issued. Sembcorp Industries has no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	19 February 2010	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	28,500	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	4,751,924
		After change	4,723,424
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.27%
		After change	0.26%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$118,148.37	

Kwong Sook May
Company Secretary

February 19, 2010